Item 77c.



On April 7, 1998 a special meeting of the shareholders of the funds was held. The shareholders voted on the following proposals with the following results:

    1) To approve or disapprove the new Investment Advisory Agreement between the funds and RNC Capital Management LLC:

            RNC Equity Fund

            For       Against   Abstain
            159,237   0         1,148

            RNC Money Market Fund

            For            Against   Abstain
            29,484,450     0         0

    2) Change a fundamental policy for the RNC Money Market Fund to permit the Fund to invest in short-term money market securities with a maturity of up to thirteen months (shareholder of the RNC Money Market Fund were the only shareholders to vote on this matter):

            For            Against   Abstain
            29,484,183     0         0